# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Domino's Pizza Inc., CIK 0001286681
CUSIP: 25754A201
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 30 Frank Lloyd Wright Drive, Ann Arbor, Michigan (MI), 48105
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001517857

## Reporting persons
- Soroban Capital Partners LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,495,194; sole dispositive power 0; shared dispositive power 2,495,194; aggregate amount beneficially owned 2,495,194 (7.4% of the class)
- Eric W. Mandelblatt: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,495,194; sole dispositive power 0; shared dispositive power 2,495,194; aggregate amount beneficially owned 2,495,194 (7.4% of the class)

## Item 1. Issuer
Name of issuer: Domino's Pizza Inc.
Address of issuer's principal executive offices: 30 Frank Lloyd Wright Drive, Ann Arbor, Michigan 48105

## Item 2. Person Filing
Name of person filing:
Soroban Capital Partners LP
Eric W. Mandelblatt

Soroban Capital Partners LP and Eric W. Mandelblatt have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934 (the "Act").
Address of principal business office or, if none, residence:
Soroban Capital Partners LP
55 West 46th Street, 32nd Floor
New York, NY 10036
United States of America

Eric W. Mandelblatt
c/o Soroban Capital Partners LP
55 West 46th Street, 32nd Floor
New York, NY 10036
United States of America
Citizenship:
Soroban Capital Partners LP - Delaware
Eric W. Mandelblatt - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Soroban Capital Partners LP - 2,495,194
Eric W. Mandelblatt - 2,495,194
Percent of class: 7.4%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). This statement is filed by Soroban Capital Partners LP with respect to the shares of Common Stock of Domino's Pizza Inc. held by investment funds it manages.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Soroban Capital Partners LP: /s/ Eric W. Mandelblatt, Eric W. Mandelblatt, Managing Partner of Soroban Capital Partners GP LLC, general partner of Soroban Capital Partners LP (05/15/2026)
- Eric W. Mandelblatt: /s/ Eric W. Mandelblatt, Eric W. Mandelblatt, individually (05/15/2026)